

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2015

Gannon K. Giguiere
President, Chief Executive Officer, and Secretary
Separation Degrees – One, Inc.
77 Geary Street, 5th Floor
San Francisco, CA 94108

> **Re: Separation Degrees – One, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 6, 2015**
> **File No. 333-201698**

Dear Mr. Giguiere:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated July 2, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Prospectus Summary, page 5

1.   Your response to prior comment 2 notwithstanding, it appears you have not expanded your summary to indicate that you have one customer to date nor added a risk factor highlighting your dependence on a single customer. Your disclosure as drafted may suggest that you have multiple customers. Please revise your disclosure in this section to include this information and add an appropriate risk factor.

You may contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Sharon D. Mitchell, Esq.
        SD Mitchell & Associates, PLC